SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 204.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Artisan Partners Asset Management Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

04316A-108

(CUSIP Number)

Thomas J. Murphy

McDermott Will & Emery LLP

227 West Monroe St, Suite 4400

Chicago, IL 60606

(312) 372-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D
CUSIP No. 04316A-108	Page 2 of 7

1.	Name of reporting person Andrew A. Ziegler
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: United States of America

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,455,973
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,455,973

11.	Aggregate amount beneficially owned by each reporting person 3,455,973
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.6%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D
CUSIP No. 04316A-108	Page 3 of 7

1.	Name of reporting person Artisan Investment Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Wisconsin

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,455,973
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,455,973

11.	Aggregate amount beneficially owned by each reporting person 3,455,973
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.6%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D
CUSIP No. 04316A-108	Page 4 of 7

1.	Name of reporting person ZFIC, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Wisconsin

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,455,973
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,455,973

11.	Aggregate amount beneficially owned by each reporting person 3,455,973
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.6%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D
CUSIP No. 04316A-108	Page 5 of 7

1.	Name of reporting person Carlene M. Ziegler
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: United States of America

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,455,973
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,455,973

11.	Aggregate amount beneficially owned by each reporting person 3,455,973
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.6%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D
CUSIP No. 04316A-108	Page 6 of 7

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Class A common stock of the Company filed by the Reporting Persons with the Securities and Exchange Commission on March 20, 2013, as amended on July 22, 2013, November 12, 2013, March 13, 2014 and May 7, 2015.Capitalized terms used in this Amendment No. 5 but not otherwise defined herein have the meanings given to them in the Schedule 13D as amended to date.

Amendment No. 5 is being made to reflect reductions in the amount and percentage deemed to be beneficially owned by the Reporting Persons as a result of a sale by the Reporting Persons.

Except as otherwise set forth herein, this Amendment No. 5 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

5. Interest in Securities of the Issuer

(a) – (b) The Reporting Persons share investment power over 3,455,973 Class D Common Units which have economic rights but no voting power and share voting power over an equal number of shares of Class C Common Stock which have voting power but no economic rights. The Class D Common Units are exchangeable for the same number of shares of Class A Common Stock. The Class C Common Stock would be cancelled in the event that the Class D Common Units were exchanged. Accordingly, the securities beneficially owned by the Reporting Persons represent the right to acquire 3,455,973 shares of Class A Common Stock. The securities beneficially owned by the Reporting Persons represent 6.6% of the shares of Class A Common Stock that would be outstanding if the Class D Units were exchanged. As of February 28, 2017, there were 49,012,189 shares of Class A common stock outstanding according to information provided by the Company.

(c) On February 28, 2017, AIC sold 3,500,000 Class D Common Units to the Company for $28.88 per Unit and an equal number of shares of Class C Common Stock were cancelled for no consideration.

SCHEDULE 13D
CUSIP No. 04316A-108	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2017

ANDREW A. ZIEGLER

By: Rebecca Himmelspach *

CARLENE M. ZIEGLER

By: Rebecca Himmelspach *

ARTISAN INVESTMENT CORPORATION

By: Rebecca Himmelspach *

ZFIC, INC.

By: Rebecca Himmelspach *

*By: /s/ Rebecca Himmelspach

Attorney-in-Fact for Andrew A. Ziegler

Attorney-in-Fact for Carlene M. Ziegler

Attorney-in-Fact for Artisan Investment Corporation

Attorney-in-Fact for ZFIC, Inc.